Against Sunrise, LLC

Financial Statements

For the Fiscal Year Ended December 31, 2022 and 2021

(Internally generated)

(Unaudited)

Against Sunrise, LLC

Balance Sheet
As of December 31, 2022 and 2021

	2022	2021
ASSETS		
Current Assets		
Cash	$102,000.00	0.00
Total Current Assets	102,000.00	0
TOTAL ASSETS	102,000.00	0
LIABILITIES AND MEMBERS' EQUITY		
Liabilities	0	0
Members' Equity	102,000.00	0
TOTAL LIABILITIES AND MEMBERS' EQUITY	102,000.00	0

Against Sunrise, LLC

Statement of Operations

For the Year Ended December 31, 2022 and 2021

	2022	2021
Operating Income	$ 0.00	0.00
GROSS PROFIT	0.00	0.00
Operating Expenses		
Bank Charges & Fees	14.00	-
Total Operating Expenses	14.00	0
NET INCOME	(14.00)	0

Against Sunrise, LLC

Statement of Members' Equity

For the Year Ended December 31, 2022 and 2021

	2022	2021
MEMBER'S EQUITY – BEGINNING	$ 0.00	0.00
Contributions	102,014.00	0.00
Net Income (Loss)	(14.00)	0.00
MEMBER'S EQUITY – ENDING	**$ 102,000.00**	**0.00**

Against Sunrise, LLC

Statement of Cash Flows
For the Year Ended December 31, 2022 and 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (14.00)	-
Net Cash Flows From Operating Activities	(14.00)	0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Member Contributions	102,014.00	0.00
Net Cash Flows From Financing Activities	102,014.00	0.00
CASH - BEGINNING	0.00	0.00
NET INCREASE IN CASH	102,000.00	0.00
CASH - END	$102,000.00	0.00

Against Sunrise, LLC

Notes to the Financial Statements

For the Year Ended December 31, 2022 and 2021

1. ORGANIZATION AND PURPOSE

Against Sunrise, LLC (the "Company"), is an LLC organized under the laws of the State of Kentucky. The Company will produce a motion picture currently entitled "Land Lord (the "Picture") and derives revenue from the distribution of and rights exploitation of the Picture.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) **Basis of Accounting**

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) **Fiscal Year**

The Company operates on a 52-week fiscal year ending on December 31.

c) **Cash Equivalents**

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2022 and December 31, 2021, the Company's cash positions include its operating bank account.

d) **Legal Fees**

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) **Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.